Nixon Peabody LLP

100 Summer Street
Boston, Massachusetts 02110-2131

William E. Kelly
Direct Dial: (617) 345-1195 / Direct Fax: (866) 743-4899
E-mail: wkelly@nixonpeabody.com

August 18, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Pamela Long, Assistant Director

Re:	ThermoEnergy Corporation
Registration Statement on Form S-1
Filed June 29, 2011
File No.  333-175227
Form 10-K/A for the Fiscal Year Ended December 31, 2010
Filed May 2, 2011
Form 10-Q for the Fiscal Quarter Ended March 31, 2011
Filed May 11, 2011
File No.  033-46104-FW

Ladies and Gentlemen:

On behalf of ThermoEnergy Corporation (the “Company”), we are today filing, pursuant to the Securities Act of 1933, Amendment No. 1 to the above-referenced Registration Statement (as so amended, the “Registration Statement”).  This filing has been marked in accordance with Rule 310 of Regulation S-T in order to show changes from the Registration Statement filed on June 29, 2011.

On August 11, 2011, the Company filed amendments to (i) its amended Annual Report on Form 10-K/A for the year ended December 31, 2010 and (ii) its Quarterly Report on Form 10-Q for the period ended March 31, 2011.

Amendment No. 1 to the Registration Statement and the amendments to the above-referenced Form 10-K/A and Form 10-Q contain changes in response to the comments made in a letter to Teodor Klowan, Jr., the Chief Financial Officer of the Company, dated July 26, 2011 from Pamela Long, Assistant Director (the “Comment Letter”).  The responses of the Company to the Staff’s comments are set forth below and are keyed to the sequential numbering of the comments contained in the Comment Letter.

Form S-1 Filed on June 29, 2011

General

1.
We note that you currently appear to have 56,867,098 shares of common stock outstanding and that you are registering 54,166,684 shares for resale by the selling shareholders.  We further note that each of the five selling shareholders is an affiliate of Security Investors, LLC, which appears to be an affiliate of your company.  Because of the size of the transaction being registered relative to the number of shares outstanding and the nature of the selling shareholders, we are concerned that the transaction might be an indirect primary offering.  Therefore, please advise us of the company’s basis for determining that the transaction is appropriately characterized as a transaction that is eligible to be made under Rule 415(a)(1)(i).  To assist you in preparing your response, you may wish to refer to Question 612.09 of the Division’s Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Securities and Exchange Commission
August 18, 2011

We have reviewed the Staff’s historical guidance on delayed or continuous offering and sale of securities as articulated in Question 612.09 of the Compliance and Disclosure Interpretations (“CD&I 612.09”) which states, in pertinent part:

“The question of whether an offering styled a secondary one is really on behalf of the issuer is a difficult factual one, not merely a question of who receives the proceeds.  Consideration should be given to how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.” (emphasis added)

As such, the standard of review for the Staff in deciding the whether an offering styled a secondary one is really an indirect primary offering remains an analysis of the facts and circumstances articulated in CD&I 612.09.  We have reviewed the factors that the Staff set forth in the Comment Letter and other relevant factors, including CD&I 612.09, and believe that the transaction is appropriately characterized as a secondary offering eligible to be made under Rule 415(a)(1)(i).

Rule 415(a)(1)(i) provides in relevant part that securities may be registered for an offering to be made on a continuous or delayed basis in the future, provided that the registration statement pertains only to securities which are to be offered or sold solely by or on behalf of persons other than the registrant. The Company respectfully submits that all the shares registered for resale under the Registration Statement are covered by Rule 415(a)(1)(i) because (i) all the securities will be offered or sold solely by security holders of the Company and not by the Company; (ii) none of the selling stockholders is acting on behalf of the Company, and (iii) none of selling stockholders is an affiliate of the Company inasmuch as none of them is controlled by the Company or exercises any control over of the Company.

After a review of Rule 415(a)(1)(i)  and CD&I 612.09, the Company believes that the resale of shares by the selling stockholders does not constitute a transaction "by or on behalf of the issuer".  As stated in the Registration Statement, the Company  will not  receive  any  proceeds  from the sale of these  shares by the selling stockholders. The Company has not entered into any arrangements with the selling stockholders to receive any of the funds they may receive if they were to sell their shares.

Because none of the selling stockholders is acting on behalf of the Company, and because the Registration Statement pertains only to securities being offered or sold by persons other than the Company and its affiliates, the offering is appropriately characterized as a transaction that is eligible to be made on a shelf basis under Rule 415(a)(1)(i).

Securities and Exchange Commission
August 18, 2011

Analysis of Rule 415 Criteria for a Secondary Offering

CD&I 612.09 lists six factors that should be taken into consideration when assessing whether an offering meets the requirements under Rule 415(a)(1)(i).  Those factors are as follows:  how long the selling shareholders have held the shares, the circumstances under which they received them, their relationship to the issuer, the amount of shares involved, whether the sellers are in the business of underwriting securities, and finally, whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

In the Company’s view, the Staff should, after careful consideration of all of those factors, conclude that the offering contemplated by the Registration Statement is “solely by or on behalf of a person or persons other than the registrant, a subsidiary of the registrant or a person of which the registrant is a subsidiary” and therefore, the registration of the Shares should be permitted by Rule 415(a)(1)(i).

How long the Selling Shareholders have held the shares.

The selling stockholders purchased their securities from the Company in an arms-length transaction in August 2010 and, consequently, have held the shares being offered for resale for longer than one year.

The circumstances under which the Selling Shareholders received their shares.

The selling stockholders purchased their securities from the Company in an arms-length transaction.  The Company conducted a bona fide private placement of its securities on an arms-length basis to institutional investors and high net worth individuals.  Each of the selling stockholders purchased its shares for cash, which was received by the Company at the time of issuance.  The Company will not receive any consideration from the subsequent resale by the selling stockholders. Each selling stockholder has the full economic and market risk at least for the period from the date of purchase to the effective date of the Registration Statement, which has not yet occurred. The selling stockholders are investment companies registered under the Investment Company Act of 1940 and purchased the securities for investment in the course of their normal trading activities.

The Selling Shareholders' relationship to the issuer.

Although the selling stockholders may be deemed to be the beneficial owners of approximately 52% of the Company’s issued and outstanding Common Stock (as calculated in accordance with Rules 13d-3(a) and 13d-3(d)1(i)), the Company does not believe that the selling stockholders should be deemed to be affiliates of the Company, since the selling stockholders do not, and in fact do not have the ability to, exercise any control over the Company or its business.

Because they are registered investment companies, the selling stockholders’ ability to engage in transactions of any sort with the Company or any of its affiliates is severely restricted.

Securities and Exchange Commission
August 18, 2011

Further, because the selling stockholders own in the aggregate less than 18% of the Company’s issued and outstanding Series B Convertible Preferred Stock, and, as a group, are only the fourth largest owner of shares of Series B Convertible Preferred Stock, they have no ability to exercise control over, or even to influence, the Company’s management.  The Company’s Certificate of Incorporation provides, in pertinent part, that the number of directors constituting the Board of Directors be limited to seven, with three directors elected by the holders of Common Stock and Series A Preferred (voting together as a single class) and four directors (or a majority of the Board) elected by the holders of Series B Convertible Preferred Stock.  The other principal owners of Series B Preferred Stock are, and, since the time the selling stockholders purchased their securities from the Company have been, parties to a Voting Agreement that effectively prevents any other holders of the Company’s voting securities (including the selling stockholders, who have never been parties to the Voting Agreement) from exercising any influence or control over the Company. The Voting Agreement provides that the parties thereto will vote all of their shares to elect, as three of the four directors elected by the holders of the Series B Convertible Preferred Stock,  persons selected by The Quercus Trust and as the fourth director a person selected by Robert S. Trump.  The selling stockholders are, as a result, effectively prohibited from electing any members of the Company’s Board of Directors.

Whether the sellers are in the business of underwriting securities.

Although they are affiliates of one or more registered broker-dealers, the selling stockholders are not in the business of underwriting securities or otherwise engaged in any activities that may be performed only by registered broker-dealers.

Whether under all the circumstances it appears that the seller is acting as a conduit for the issuer.

The selling stockholders are acting on their own behalf and not on behalf of the Company. Each selling stockholder has borne, and continues to bear, the full economic and market risk of its investment in the Company.  The selling stockholders purchased the shares for investment purposes and not with a view of distribution.

To the knowledge of the Company, none of the selling stockholders is making any special selling efforts, utilizing any special selling methods, or entering into any agreements, understandings or arrangements with any underwriter, broker-dealer, or other person or entity with respect to the sale of the shares covered by the Registration Statement.

Prospectus Cover Page

2.	Please revise your disclosure to indicate the correct page on which the Risk Factors section begins.

In response to this comment, the Prospectus Cover Page has been amended to indicate the correct page on which the Risk Factors section begins.

Table of Contents, page 2

3.
Please tell us why you believe it necessary to include the second paragraph under the heading About This Prospectus.  Please note that you are responsible for the entire content of the registration statement and you may not use language that could be interpreted as a disclaimer of the information contained in the filing.

Securities and Exchange Commission
August 18, 2011

In response to this comment, the second paragraph under the heading “About This Prospectus” has been removed.  The Company acknowledges that it is responsible for the entire content of the Registration Statement and may not use language that could be interpreted as a disclaimer of the information contained in the filing.

Prospectus Summary, page 3

4.
On page four, we note that you estimate the industrial and municipal tertiary wastewater removal and recovery market in the USA into which your CAST wastewater technologies are sold to be approximately $12 billion over the next five years and that you estimate the market for your ZEBS power generation technology to be $1 trillion once fully commercialized.  Please provide us with supplemental support for these statements.

The Company will provide supplementally to the Staff analytical materials prepared for the Company by Frost & Sullivan supporting the Company’s estimate of the size of the industrial and municipal tertiary wastewater remediation market.  The Company will also provide supplementally to the Staff materials prepared by the Babcock-Thermo Clean Combustion joint venture supporting the Company’s estimate of the market for the fully commercialized ZEBS power generation technology.

5.
We note that you name certain blue chip customers on page four.  Please advise us as to the basis for the inclusion of these particular customers as compared to other customers and whether such companies are representative of your typical customers.

In response to this comment, the Company has modified references to its customers in the Prospectus Summary on page 4 and has expanded the disclosure in the first paragraph under the heading “Customers” on page 17 to replace the term “blue chip” with reference to the Fortune 1000, to indicate that the Company’s customers include not only Fortune 1000 companies but also municipalities and small- and mid-size companies, and to disclose the percentage of units that have been sold to customers in each category.

Summary of the Offering, page 5

6.
We note your disclosure that you will have 111,023,782 shares outstanding after the offering.  We are unable to reconcile this statement with footnote (1) to the statement.  Please provide us with a detailed analysis as to how you calculated this number.

The number of shares was a typographical error and this disclosure has been corrected to indicate that the number of shares outstanding after the offering will be 111,033,782.

Risk Factors, page 7

7.
We note the third and fourth sentences in the paragraph immediately following the heading Risk Factors.  Please note that all known material risks should be described.  If risks are not deemed material they should not be described.  Please revise your disclosure accordingly.

Securities and Exchange Commission
August 18, 2011

This disclosure has been revised to remove the suggestion that the offering is subject to material risks which are not disclosed.  The Company believes that it has disclosed all material risks.

We will require additional capital to continue to fund our operations.  If we need but do not obtain additional capital, we may be required to substantially limit operations, page 7

8.
We note that your independent registered public accountant, in its report for the fiscal year ended December 31, 2010, issued an emphasis of matter paragraph regarding the substantial doubt about your ability to continue as a going concern.  Please revise your risk disclosure to make this going concern issue a separate risk factor.

In response to this comment, the Company has added on page 7 a new risk factor (“Our independent registered public accounting firms have expressed substantial doubt about our ability to continue as a going concern.”) and has moved and enlarged the disclosure that had previously appeared under the risk factor “We will require additional capital to continue to fund our operations.  If we need but do not obtain additional capital, we may be required to substantially limit operations.”

Material weaknesses in our internal controls over financial reporting.  .  .  , page 8

9.
In your Form 10-K/A for the fiscal year ended December 31, 2010, we note that you did not document or test your key controls over financial reporting or your disclosure controls and procedures in accordance with Section 404 of the Sarbanes-Oxley Act.  Please disclose these facts in this risk factor.  Additionally, we note that material weaknesses existed during 2009 and 2010.  In this risk factor, please describe each material weakness, disclose who discovered it and when it was discovered, and disclose how you plan to remediate the material weakness and when you anticipate full remediation.

In response to the Staff’s comments nos. 41 and 43 (below), the Company’s CFO and CEO assessed the effectiveness of the Company’s internal control over financial reporting and disclosure controls and procedures as of December 31, 2010, including documenting and testing such controls.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on Management’s assessment, the Company concluded that it did not maintain effective internal control over financial reporting as of December 31, 2010.  Specifically, it determined that internal controls as of December 31, 2010 were deficient in that (i) the Company had not adequately allocated resources to ensure that necessary internal controls were implemented and followed and (ii) there was a lack of segregation of duties in the Company’s significant accounting functions.

The “Material weaknesses” risk factor on page 8 has been expanded to include disclosure regarding Management’s testing and documentation of key controls in compliance with Section 404(a) of the Sarbanes-Oxley Act and to set forth the Company’s conclusions regarding deficiencies in its internal controls.  The Company has also added disclosure in this risk factor describing the material weaknesses in internal controls and identifying how such weaknesses were discovered.

Securities and Exchange Commission
August 18, 2011

Business, page 13

10.	Please revise your disclosure to address the following issues in accordance with Item 101(h)(4) of Regulation S-K:

•	the sources and availability of raw materials and the names of your principal suppliers;

•	the amount spent during each of the last two fiscal years on research and development activities; and

•	the costs and effects of compliance with environmental laws.

In response to this comment, the Company discloses, under the heading “Manufacturing” on page 18, that it utilizes primarily commercially available or off-the-shelf components in manufacturing its product, that it has no sole source supplier and no supplier that represents a significant portion of its supply chain, and that the Company believes that it could find alternative suppliers on commercially reasonable terms.

The Company has also added disclosure under the heading “Technology and Research and Development” on page 14 regarding its expenditures on research and development during the fiscal years ended December 31, 2009 and 2010 and the six-month period ended June 30, 2011.

On page 19, the Company has added disclosure under the heading “Environmental” regarding the effects of compliance with environmental laws and the costs incurred in connection therewith for the fiscal years ended December 31, 2009 and 2010 and the six-month period ended June 30, 2011.

Customers, page 17

11.	We note that the majority of your revenues in 2009 and 2010 were generated by a single customer. Please identify this customer and disclose the percentage of revenues it generated.

In response to this comment, the disclosure under the heading “Customers” on pages 17 has been expanded to indicate that one customer (URS Corporation) represented approximately 85% of total revenues during 2009 and that another customer (the New York City Department of Environmental Protection) was responsible for approximately 48% and 70% of total revenues during the year ended December 31, 2010 and the six months ended June 30, 2011, respectively.

Management’s Discussion and Analysis of Financial Condition .  .  .  , page 21

12.
We note your statement in the introductory paragraph that “[you] assume no obligation to update the forward-looking statements or such risk factors.” Please revise this statement to reflect that in certain circumstances applicable law may require you to update such disclosures.

The Company has revised the introductory paragraph of the MD&A to remove the statement disclaiming an obligation to update forward looking statements or risk factors.  The Company acknowledges that, insofar as the Prospectus that is part of the Registration Statement will be used in a continuing offering under Rule 415(a)(1)(i), the Company will have a continuing obligation to update the disclosures made in the Registration Statement.

Securities and Exchange Commission
August 18, 2011

13.
Please include an overview section in your MD&A that discusses the most important matters on which management focuses in evaluating the company’s operating performance and financial condition, and provides context for the discussion of the financial statements.  An overview section should provide insight into material opportunities, challenges and risks, such as those presented by known material trends and uncertainties, on which management is most focused, as well as the actions they are taking to address these opportunities, challenges and risks.  For example, we note your disclosure on page 7 that you require substantial capital to continue commercialization of your water and power technologies and to fund your liabilities.  We believe that a discussion of this type of information in MD&A would enhance investors’ understanding of the company through the eyes of management.  Please see the Commission’s interpretive guidance regarding MD&A disclosures in Release 33-8350 (Dec. 19, 2003) for more information.

In response to this comment, the Company has added a section to the MD&A on page 21 entitled “Overview” in which Management discusses issues pertaining to the Company’s ongoing need to raise additional capital to fund operations and makes disclosure relating to the Company’s sales initiatives, which are a primary focus of Management’s attention at the present time.

Results of Operations, page 25

14.
We note that your discussion does not fully discuss and analyze the factors that led to the changes in various line items from period to period.  Accordingly, please expand your disclosure, as applicable, to fully address Item 303 of Regulation S-K.  In this regard, your discussion should address those key variable and other qualitative and quantitative factors which are necessary for an understanding and evaluation of your operations.  Please expand your disclosure to more fully discuss the causes for any material changes from period to period.  When multiple factors contribute to fluctuations in a single financial statement line item, please separately quantify the impact of each factor.  You should also ensure that you are explaining the majority of increases or decreases in each line item.  For example, we note that your gross profits in 2010 were affected by your contract with New York City, two industrial contracts, and the costs of maintaining your production group for your New York City contract and other new business.  However, you do not provide a context for understanding how the two industrial contracts impacted gross profit and to what degree these factors affected gross profit.  Please revise your disclosure to separately quantify and describe the specific reasons for material fluctuations between all periods presented wherever possible.

In response to this comment, the Company has added to the comparative analysis of each of the reported periods, on pages 25 and 26, disclosure providing details regarding (i) gross margins, (ii) general and administrative expenses, and (iii) sales and marketing expenses.

Securities and Exchange Commission
August 18, 2011

Liquidity and Capital Resources, page 26

15.
Please revise your disclosure of your financing transactions to describe the material terms of each transaction.  Please identify the investors, the total amount you received from the investors in each transaction, the maturity or due date of the relevant financial instrument, the interest rate, the type of security the financial instrument may be converted into, the conversion or exercise price, and any applicable financial or other covenants associated with the transaction.  We note several references to the 2009 Financing and the Series B Convertible Preferred Stock Financing that are not fully explained.  Additionally, please clearly disclose whether you defaulted with respect to any of these financial instruments, and if so, how you plan to cure any such default.  Finally, to the extent that certain financing transactions amend previous agreements, please revise your disclosure to group each amendment with the initial transaction so that investors may easily understand the end result of the transaction.

The Company has revised the disclosure on pages 27 and 28 to provided the requested details concerning its financing transactions during the two most recent fiscal years.  The Company has also added disclosure, at the end of the third paragraph on page 28, that the Company had defaulted on its obligations under the CASTion Notes and that such defaults had been waived.

Security Ownership of Certain Beneficial Owners, Directors and Executive Officers of ThermoEnergy, page 30

16.
On page 34, we note that the holders of the Series A and Series B Convertible Preferred Stock possess voting rights.  Pursuant to Item 403 of Regulation S-K, please disclose the security ownership of certain beneficial owners, directors, and executive officers for these securities.

In response to this comment, the Company has added disclosure on page 32 under the headings “Series A Convertible Preferred Stock” and “Series B Convertible Preferred Stock” regarding the ownership of the Company’s two classes of Preferred Stock by its directors and executive officers and by each other person known to be the beneficial owner of 5% or more of either class.

Management, page 33

17.
On page 39, we note that you identify David A. Field and David Gelbaum as directors in 2010.  Please identify these directors in your director and executive officer table and provide biographies for each director in accordance with Item 401 of Regulation S-K.  Alternatively, please tell us why you are not required to provide this disclosure.

Neither Mr. Field nor Mr. Gelbaum is currently a director of the Company.  The Company has added to the table under the heading “Director Compensation” on page 39 footnotes disclosing that Mr. Field resigned on February 5, 2010 and that Mr. Gelbaum resigned on March 3, 2010.  Because neither gentleman is currently serving as a director of the Company, the Company has not included in the table of Directors and Executive Officers on page 33 and has not included biographical information about them in the Prospectus.

Securities and Exchange Commission
August 18, 2011

Executive Officer and Director Compensation, page 35

18.
Please revise your disclosure to provide a footnote to the Summary Compensation Table disclosing the assumptions used in the valuation of the stock option awards and disclose whether the grant date fair value of the stock options was computed in accordance with FASB ASC Topic 718.  Refer to Instructions 1 and 2 to Item 402(n)(2)(v) and (vi) of Regulation S-K.

In response to this comment, the Company has modified footnote (2) to the Executive Officer Compensation table on page 35 to disclose the assumptions used in the valuation of stock options and to confirm that the grant date fair value of the stock options disclosed in such table were computed in accordance with FASB ASC Topic 718.

19.
We note that Mr. Shawn Hughes was terminated on January 27, 2010; however, it appears that he received a full year’s salary for 2010.  In a footnote the Summary Compensation Table, please disclose the reasons for any salary payment after termination.  We further note that you made certain severance payments to Mr. Hughes during 2010.  Please tell us where these payments are reflected in the Summary Compensation Table, or provide us with your analysis as to why you are not required to present these payments in the Summary Compensation Table.

In response to this comment, the Company has enlarged footnote (8) to the Executive Officer Compensation table on page 35 to disclose that Mr. Hughes received severance payments following termination of his employment and that such payments were treated as salary for the fiscal year ended December 31, 2010.

Narrative Disclosure to Summary Compensation Table, page 36 Base Salary, page 36

20.
We note your references to factors and general compensation philosophy “discussed above” or “described above.” It does not appear that you discuss any factors or describe your general compensation philosophy in this registration statement.  Please advise or revise your disclosure accordingly.

The Company has expanded its narrative disclosure under the headings “Philosophy and Objectives” and “Executive Compensation Process” on page 36 to discuss the Company’s general compensation philosophy and to disclose factors considered by the Compensation and Benefits Committee of the Board of Directors in establishing executive compensation.

Securities and Exchange Commission
August 18, 2011

Stock Option and Stock-Based Awards, page 36

21.	Please disclose the material terms of the stock option grants you made in 2010. Refer to Item 402(o)(4) of Regulation S-K.

The Company has expanded the disclosure under the heading “Stock Option and Stock-Based Awards” on page 36 to include a summary of the material terms of stock option grants.

Other Compensation, page 36

22.
In footnote 2 to the Summary Compensation Table, we note that you include salary to executive officers’ spouses as part of the All Other Compensation category.  Please explain these payments in detail and discuss why you believe these payments should be disclosed as compensation to the named executive officers.

The reference in footnote (2) to the Summary Compensation Table to the inclusion as part of the All Other Compensation category the salary paid to executive officers’ spouses was erroneous and has been removed.  In 2008, the Company did include payments made to the wife of one executive officer in the compensation reported for that executive officer.

23.
To the extent that a specific item exceeds the greater of $25,000 or 10% of all the items included in the All Other Compensation column in the Summary Compensation Table, please identify the item.  We note that several of your named executive officers received amounts under the All Other Compensation column in excess of $25,000.  Please see Item 402(o)(7) of Regulation S-K.

In response to this comment, the Company has added footnote (3) to the Executive Compensation table on page 35 to identify specific items reported under the heading “All Other Compensation”.

Director Compensation Table, page 39

24.	In footnote 2 to the Director Compensation Table, please revise to refer to FASB ASC Topic 718, if true, rather than ASC 710.

Footnote (1) to the Director Compensation table on page 39 has been revised to refer to FASB ASC Topic 718 rather than ASC 710.

Certain Relationships and Related Transactions, page 40

25.
We note your disclosure about your consulting agreement with Rexon Limited.  Please tell us why you did not reflect the compensation under this agreement in the summary compensation table entry for Mr.  Reynolds.  It appears that at least some of this compensation was issued directly to Mr.  Reynolds in connection with his service as your interim chief financial officer.

The Company has revised footnote (9) to the Executive Compensation table on page 36 to disclose that payments made to Rexon Limited in connection with Mr. Reynolds’s service as interim CFO (the only payments that have been made under the Consulting Agreement disclosed in the third paragraph under the heading “Certain relationships and Related Transactions” on page 40) are reported as salary paid to Mr. Reynolds.

Securities and Exchange Commission
August 18, 2011

Selling Stockholders, page 40

26.
Please describe the material transactions and relationships between you and each of the selling shareholders during the past three years.  Please also describe the transactions in which you issued the shares to be resold in materially complete terms, including the dates of the transactions, the purchase price, if any, and the number of shares received.  Refer to Item 507 of Regulation S-K.

In response to this comment, the Company discloses, in the sixth paragraph under the heading “Selling Stockholders” on page 40 the material terms of the Securities Purchase Agreement pursuant to which the shares being offered for resale were issued and sold to the selling stockholders, including the purchase price paid by the selling stockholders. The Company also discloses, in the third and fourth paragraphs, the material terms of the Securities issued and sold to the selling stockholders pursuant to the Securities Purchase Agreement.

The Company has also added a paragraph (the ninth paragraph under the heading “Selling Stockholders” on page 40) disclosing that, during the past three years, there have been no material transactions between the Company and the selling stockholders except for the August 2010 transaction in which the shares being offered for resale were acquired by the selling stockholders.

27.	Please disclose the natural person or persons who have voting or investment control over the securities held by the selling shareholders.

The Company has been advised by counsel for the selling stockholders that the portfolio manager for the selling stockholders, James P. Schier, exercises voting and investment control over the securities held by the selling stockholders.  Disclosure of this information has been added to the first paragraph following the Selling Stockholders table on page 41.

28.
Please disclose whether any of the selling shareholders are broker-dealers or affiliates of broker-dealers.  If any of the selling shareholders are broker-dealers, please state that they are underwriters with respect to the shares that they are offering for resale (unless the securities constituted underwriting compensation).  If any of the selling shareholders are affiliates of registered broker-dealers, please revise to disclose the following:

•	that the selling shareholders purchased in the ordinary course of business; and

•	that, at the time of purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities.

If the selling shareholders are unable to make these representations, please state that they are underwriters.

The Company has been advised by counsel for the selling stockholders that the selling stockholders are affiliates of one or more broker-dealers.  Counsel for the selling stockholders has further advised the Company (i) that the selling shareholders purchased in the ordinary course of business and (ii) that, at the time of purchase of the securities to be resold, the selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the securities.  Disclosure to this effect has been added as the second paragraph following the Selling Stockholders table on page 41.

Securities and Exchange Commission
August 18, 2011

Description of Capital Stock, page 41

29.
Please note that you may not qualify information in the prospectus by reference to information outside the prospectus.  See Rule 411(a) of Regulation C.  Please remove the references to the General Corporation Law of the State of Delaware accordingly.

In response to this comment, references to the Delaware General Corporation Law have been removed from the Description of Capital Stock on pages 41 through 45.

30.
We note that you filed a Definitive Information Statement on Schedule 14C on July 22, 2011 to increase the number of shares of common stock and preferred stock you are authorized to issue.  Please revise your disclosure accordingly.

On August 11, 2011, the Company filed with the Secretary of State of the State of Delaware a Certificate of Amendment to effect the changes in the number of its authorized shares of capital stock, as described in the Definitive Information Statement on Schedule C filed on July 22, 2011.  Disclosures throughout the Registration Statement have been revised to reflect all of the transactions described in the Definitive Information Statement.

Certain United States Federal Income Tax Considerations Applicable to Non-U.S. Holders, page 45

31.	Please remove the word “certain” from this heading and discussion. All material tax considerations should be described.

In response to this comment, the qualifying word “certain” has been removed from the disclosure of U.S. Federal Income Tax Considerations beginning on page 45.

Legal Matters, page 51

32.	Please include in the prospectus the address of counsel who passed on the legality of the shares to be issued. Please refer to Paragraph 23 of Schedule A of the Securities Act of 1933.

In response to this comment, the address of Nixon Peabody has been added under the heading “Legal Matters” on page 51.

Recent Sales of Unregistered Securities, page II-2

33.
Please revise this disclosure to present this information in a clear and concise format that complies with your disclosure obligations under Item 701 of Regulation S-K.  To the extent that certain sales correspond to or amend previous transactions, please group these transactions together to that investors may easily understand the end result of the transaction.

Securities and Exchange Commission
August 18, 2011

The disclosure of Recent Sales of Unregistered Securities on pages II-2 through II-9 has been revised in response to this comment.  The Company believes that the revised disclosure presents the information required to be disclosed under Item 701 of Regulation S-K in as clear and concise a manner as possible in light of the number and complexity of the Company’s financing transactions during the last three years.

Undertakings, page II-17

34.	Please revise to include only the undertakings applicable to this offering. In this regard, it is unclear to us why you have included the undertakings related to Rule 430A.

The undertakings, other than that related to Rule 415(a)(1)(i), were included in error and have been deleted.

Exhibits

35.
Pursuant to Item 601(b)(5) of Regulation S-K, please file an opinion of counsel as Exhibit 5.1 to the registration statement as to the legality of the securities being registered for resale, indicating whether they will, when sold, be legally issued, fully paid and non-assessable.

The opinion of Nixon Peabody required by Item 601(b)(5) of Regulation S-K will be filed as Exhibit 5.1 to the Registration Statement by amendment.

36.
Pursuant to Item 304(a)(3) of Regulation S-K, please file a letter from your former accountants addressed to the Commission stating whether the former accountant agrees with the statements you made in response to Item 304 of Regulation S-K and, if not, stating the respects in which it does not agree.

The letter of Kemp & Company required by Item 304(a)(3) of Regulation S-K is being filed as Exhibit 16 to Amendment No. 1 to the Registration Statement.

Amendment No. 1 to the Form 10-K/A for the Fiscal Year Ended December 31, 2010

General

37.	Where applicable, please address the above comments in your future Exchange Act filings.

On August 11, 2011, the Company filed its Quarterly Report on Form 10-Q for the period ended June 30, 2011.  To the extent applicable, the Staff’s comments on the Registration Statement were addressed in that filing.

Securities and Exchange Commission
August 18, 2011

Cautionary Statement Regarding Forward-Looking Information, page 3

38.
We note the statement in the penultimate paragraph on page 3 that the “company undertakes no obligation to publicly revise these forward-looking statements occurring after the date hereof.” This statement does not appear to be consistent with your disclosure obligations.  Please revise to clarify that you will update this information to the extent required by law.

On August 11, 2011, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2011. In that filing, the Company revised the Cautionary Statement regarding Forward-Looking Information on page 3 to remove the statement disclaiming an obligation to update forward looking statements.  The Company acknowledges that, to the extent required by law, the Company will have a continuing obligation to update the disclosures made in its reports filed pursuant to the Securities Exchange Act of 1934.

Business, page 4

39.	We note that you provided more expansive business disclosure in your Form S-1 than in your Form 10-K. In future filings, please also address the following issues:

•	your distribution methods;

•	your dependence on one or a few major customers;

•	the methods of competition in your industry; and

•	your patents, trademarks, licenses, franchises, concessions, royalty agreements or labor contracts, including duration.

On August 11, 2011, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.  Expanded disclosure regarding the identified issues was made in that filing under the headings “Customers” on page 7, “Technology and research and Development” on page 4, and “Manufacturing” and “Environmental” on page 9.  The Company will continue to make such expanded disclosure in its future filings under the Securities Act of 1934.

Changes in and Disagreements With Accountants .  .  .  , page 18

40.
In your Form S-1, we note the disclosure you provided regarding the change in accountants you made on April 12, 2010.  Please tell us why you did not include this information in your Form 10-K for 2010.  To the extent you are required to do so, please provide this information in future filings as required by Item 304 of Regulation S-K.

On August 11, 2011, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.  Disclosure regarding the Company’s change in accountants is made in that filing under Item 9 “Changes in and Disagreements With Accountants on Accounting and Financial Disclosure” on page 18 and the letter from Kemp & Company required by Item 304(a)(3) of Regulation S-K was filed as Exhibit 16 thereto.

Securities and Exchange Commission
August 18, 2011

Controls and Procedures, page 18

41.
We note that you did not document or test your key controls over financial reporting or your disclosure controls and procedures.  You are required by law to take these actions pursuant to Section 404 of the Sarbanes-Oxley Act of 2002, as amended, and the rules and regulations promulgated thereunder.  Please undertake these and any other required actions and file an amendment to you annual report on Form 10-K for the fiscal year ended December 31, 2010 to update your disclosure accordingly, all within 30 calendar days of the date of this letter.  This comment also covers the “Controls and Procedures” disclosure in your quarterly report on Form 10-Q for the quarter ended March 31, 2011.

In completing your evaluation, you may find the following documents helpful:

•
the Commission’s release Amendments to Rules Regarding Management’s Report on Internal Control Over Financial Reporting (Securities Act Release 8809/Financial Reporting Release 76).  You can find this release at: http://www.sec.gov/rules/final/2007/33-8809.pdf;

•
the Commission’s release Commission Guidance Regarding Management’s Report on Internal Control Over Financial Reporting Under Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (Securities Act Release 8010/Financial Reporting Release 77).  You can find this release at http://sec.gov/rules/interp/2007/33-8810.pdf; and

•	the “Sarbanes-Oxley Section 404 – A Guide for Small Business” brochure. You can find this information at http://www.sec.gov/info/smallbus/404guide.shtml.

In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

In response to this comment, the Company’s CFO and CEO assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2010, including documenting and testing such controls.  In making this assessment, Management used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.  Based on Management’s assessment, the Company concluded that it did not maintain effective internal control over financial reporting as of December 31, 2010.  Specifically, it determined that internal controls as of December 31, 2010 were deficient in that (i) the Company had not adequately allocated resources to ensure that necessary internal controls were implemented and followed and (ii) there was a lack of segregation of duties in the Company’s significant accounting functions. In its documentation and testing of the Company’s disclosure controls, Management determined that the disclosure controls and procedures were operating effectively.

On August 11, 2011, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.  In Item 9A “Controls and Procedures” on pages 18 and 19 of this filing, the Company updated its disclosure regarding its assessment of the effectiveness of its internal controls over financial reporting and its disclosure controls and procedures.

Securities and Exchange Commission
August 18, 2011

Management’s Report on Internal Control Over Financial Reporting, page 18

42.
We note that your definition of internal control over financial reporting on page 18 does not conform to the definition contained in Securities Exchange Act Rules 13(a)-15(f) and 15(d)-15(f).  In future filings, please revise to provide the correct definition.

The Company acknowledges this comment and will insure that future filings will provide the correct definition of internal control over financial reporting in conformity with the definition contained in Securities Exchange Act Rules 13(a)-15(f) and 15(d)-15(f).

43.
We note that management has not expressed a statement as to whether or not internal control over financial reporting is effective, as required by Item 308(a)(3) of Regulation S-K.  Please promptly file an amendment to your annual report on Form 10-K for the year ended December 31, 2010 to revise your controls and procedures disclosures to state, in clear and unqualified language, management’s conclusion as to the effectiveness of your internal control over financial reporting for the relevant period.  Please ensure that the signature page is currently dated, and please note that the revised certifications must refer to the Form 10-K/A and be currently dated.

On August 11, 2011, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.  In Item 9A “Controls and Procedures” on page 19 of this filing, Management expressed its conclusions regarding the effectiveness of its internal controls over financial reporting.  The signature page of Amendment No. 2 to the Company’s Form 10-K/A was currently dated and new certifications, currently dated and referring to Form 10-K/A, were filed as Exhibits 31.1 and 31.2.

44.
On page eight of your Form S-1, we note your disclosure regarding the existence of material weaknesses in 2010.  In this section, for each material weakness and each deficiency you discovered in 2010, disclose who discovered it and when it was discovered, and disclose how you plan to remediate the material weakness or deficiency and when you anticipate full remediation.

In response to this comment, the Company expanded its disclosure on page 8 of the Registration Statement to specifically identify each material weakness, disclose who discovered it and when it was discovered and, with respect to those material weaknesses that have not yet been remediated, how the Company plans to remediate.

Evaluation of Disclosure Controls and Procedures, page 19

45.
We note that management has not expressed a statement as to whether or not your disclosure controls and procedures are effective, as required by Item 307 of Regulation S-K.  In your 10-K amendment, please revise your controls and procedures disclosures to state, in clear and unqualified language, management’s conclusion as to the effectiveness of your disclosure controls and procedures for the relevant period.

Securities and Exchange Commission
August 18, 2011

On August 11, 2011, the Company filed Amendment No. 2 to its Annual Report on Form 10-K/A for the year ended December 31, 2010.  In Item 9A “Controls and Procedures” on page 19 of this filing, Management expressed its conclusions regarding the effectiveness of its disclosure controls and procedures.

Exhibits 31.1 and 31.2 – Section 302 Certifications

46.
We note that your CEO and CFO certified that they evaluated the effectiveness of your disclosure controls and procedures and presented their conclusions regarding effectiveness in the Form 10-K/A.  See paragraph 4(c) of Exhibits 31.1 and 31.2.  Additionally, we note that your CEO and CFO certified that they evaluated your internal control over financial reporting.  See paragraph 5 of Exhibits 31.1 and 31.2.  Please tell us how your CEO and CFO were able to certify these actions if you did not test or document your internal control over financial reporting and your disclosure controls and procedures and if your CEO and CFO were not able to reasonably assess the effectiveness of your internal control over financial reporting or your disclosure controls and procedures.  This comment also covers the certifications filed as Exhibits 31.1 and 31.2 to your quarterly report on Form 10-Q for the quarter ended March 31, 2011.

The Company’s CEO and CFO informally reviewed the Company’s internal controls over financial reporting and its disclosure controls and procedures without documenting their review or performing rigorous testing, and reached what they believed were reasonable conclusions regarding the effectiveness of such controls and procedures.  On the basis of such informal evaluations, they believed that the certifications made in paragraphs 4(c) and 5 were correct.

Management has now documented and tested internal controls over financial reporting utilizing the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in Internal Control – Integrated Framework.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

General

47.	Where applicable, please address the above comments in your quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2001 and future periods.

On August 11, 2011, the Company filed Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the period ended March 31, 2011.  To the extent applicable, the Staff’s comments on the Form 10-K/A were addressed in that filing.

Securities and Exchange Commission
August 18, 2011

Exhibits 31.1 and 31.2 – Section 302 Certifications

48.	In future filings, please file your certifications exactly as set forth in Item 601(b)(31)(i) of Regulation S-K, which should include the phrase “for the registrant” in paragraph 4.

On August 11, 2011, the Company filed Amendment No. 1 to its Quarterly Report on Form 10-Q/A for the period ended March 31, 2011 and its Quarterly report on Form 10-Q for the period ended June 30, 2011.  The CEO and CFO certifications filed as Exhibits 31.1 and 31.2 to those filings were worded exactly as set forth in Item 601(b)(31)(i) of Regulation S-K.

In addition to the foregoing changes, Amendment No.1 to the Registration Statement reflects an updating of the Company’s interim financial information from March 31, 2011 to June 30, 2011 and disclosures regarding events that have occurred subsequent to the filing of the Registration Statement on June 29, 2011, including the consummation of the transaction reported in the Company’s Definitive Information Statement on Schedule 14C filed on July 22, 2011.

We trust that the Staff will find that Amendment No. 1 to the Registration Statement, Amendment No. 2 to the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2010 and Amendment No. 1 to the Company’s Quarterly Report on Form 10-Q/A for the period ended March 31, 2011 satisfactorily address the comments set forth in the Comment Letter.

Sincerely, /s/ William E. Kelly William E. Kelly

cc:	Mr. Teodor Klowan, Jr.